KELSO TECHNOLOGIES INCORPORATED

TSXV:KLS

CEO'S REPORT TO SHAREHOLDERS
AND
MANAGEMENT DISCUSSION
FBERUARY 29, 2008

Additional information on the company may be found on SEDAR at www.sedar.com

For further information, please contact:
John L. Carswell, President & CEO Tel: 604.878.7600 email: carswell@kelsotech.com

Description of Business

The Company is engaged in the development, marketing, selling, and licensing to manufacture various types of pressure relief valves and other innovative and marketable products that are initially designed to be installed on railroad tank cars which carry hazardous and non-hazardous commodities. The first of a series of valves, Kelso's JS75 is a patented pressure relief valve that is an external valve, which has specific advantages over the current class of internal pressure relief valves.

The JS75 falls under the regulations of the Association of American Railroads ("AAR"). The AAR is the self-governing body for the railroad industry in North America, which requires certain products, including the JS75, to be installed on railroad tank cars and satisfactorily complete a two year service trial prior to commercialization.

In order to enter the service trial, the Company had to install JS75 pressure relief valves on thirty tank cars. Under a signed Agreement with Terra International, Inc. (dated September 5, 2001), Kelso, on March 15, 2002, concluded installation of all thirty of its JS75 valves on Terra's tank cars which it leased from Union Tank Car Company. Those cars traveled extensively throughout all of North America.

On November 14, 2003, Kelso completed the final year of the two years required for the AAR Service Trial. The Company is pleased to report that over the two years, the service trial cars traveled approximately 4 million miles, well in excess of the 275,000 miles required by the AAR regulations for service trials. Kelso therefore substantially exceeded AAR requirements.

On February 23, 2004, Kelso announced that the AAR had certified Kelso's JS75 Pressure Relief Valve for use on 75 pound general purpose tank cars carrying hazardous commodities. As a result, Kelso had the ability from that point forward to sell its valves for use on all 75 pound general purpose tank cars traveling throughout North America and carrying both hazardous and non-hazardous commodities. The certification also ended the two years AAR Service Trial.

On January 10, 2005, Kelso announced it had signed a Joint Marketing and Development Agreement with North America's largest tank car lessor, Union Tank Car Company (Chicago) and its affiliate, McKenzie Valve and Machining Company (Tennessee). Union Tank Car Company, along with its wholly-owned Canadian affiliate, Procor Limited, leases approximately 85,000 rail tank cars around North America. Union also manufacturers tank cars for the rail industry. Both Union and Procor own several railroad repair and maintenance facilities in North America. All of Union's and Procor's clients are potential customers for sales of Kelso's JS line of pressure relief valves beginning with the JS75.

With the signing of the Agreement, McKenzie became Kelso's North American manufacturer of the Kelso JS line of pressure relief valves.

On May 24 & 25, 2005, Kelso debuted its JS75 Stainless Steel Pressure Relief Valve at the Bureau of Explosives Seminar (BOE) in Kansas City, Missouri. It was its first presence at a trade show since its stainless steel version of its JS75 was certified by the AAR.

The BOE presence culminated in subsequent sales to large corporate customers as well as in the creation of awareness within the rail industry that Kelso had product for sale.

As of July 31, 2005, Stephen L. Grossman vacated the position of President & CEO of Kelso Technologies Inc. but continued as a Director of Kelso Technologies Inc. and as Chairman of Kelso's Board.

As of August 1, 2005, Kelso announced the appointment of John L. Carswell to the position of President & CEO of Kelso Technologies Inc. effective August 1, 2005. Mr. Carswell served as a senior officer of Kelso Technologies Inc. for many years and as a Director for over twelve years. Mr. Carswell continued

to work on all aspects of sales and marketing, R&D and company administration as part of the small Kelso Team.

On August 23, 2005, it was announced that Mr. Grossman was appointed President & CEO and Director of the wholly-owned US subsidiary, Kelso Technologies (U.S.A.) Inc.

On August 30, 2005, following extensive efforts that continued after the May 2005 Bureau Of Explosives Seminar, Kelso successfully announced its first ever sale of its JS75 pressure relief valve to a worldwide, US-based Chemical Manufacturer and Fleet Operator with their headquarters in Germany. The landmark sale is further confirmation of the industry's endorsement of Kelso's innovative technology for use in the transport of various commodities. The buyer has a diverse product mix ranging from chemicals to polymers to industrial coatings with annual sales in the billions.

On November 9, 2005, Kelso announced that it received an order for its JS75 pressure relief valves from Rescar Industries, Inc., the largest North American rail servicing and repair company with facilities throughout the U.S. and Canada. This sale was the second that Kelso has made to a rail industry customer and it placed Kelso squarely ahead of its 2005 sales objectives.

The sale was significant as it was made to a whole new class of customer, extending the Company's reach into all segments of the rail industry in North America: tank car owner, lessor and repair and service facilities. With this sale, Kelso positioned itself to introduce and sell its technology to the other 100+ service and repair facilities that make up Rescar's operations in the US and Canada.

Kelso continued its aggressive marketing and sales efforts in early 2006. Company Management demonstrated its valve technology to a number of chemical and oil and gas companies in mid-December 2005 and undertook strategic follow-up in early 2006 with potential customers.

On February 13, 2006, Kelso reported that it had made its biggest sale ever, more than 100 of its stainless steel JS75 pressure relief valves to one of the three largest railcar manufacturers in the US, for installation on new tank cars being built for Eastman Chemical Company, one of Kelso's existing customers. This sale demonstrated that Kelso can sell its valves to replace competitors' valves due to the superiority of Kelso's technology design.

On March 27, 2006 Kelso delivered half of the JS75 stainless steel pressure relief valves ordered for Eastman Chemical's new car build to the manufacturing plant based in the U.S. The tank car build, originally scheduled for completion by the end of May 2006, was delayed due to a tornado that damaged the manufacturing plant. Production resumed in September 2006 and the remaining order of the Kelso valves shipped at that time. Kelso was paid for all the valves.

In May 2006, the Company launched a completely new website to coincide with its participation at the Bureau of Explosives (BOE) Seminar & Trade Show held May 23 and 24, 2006 in Kansas City, Missouri. Kelso demonstrated its JS75 Pressure Relief Valve and debuted its new JS75L low flow prototype valve to BOE attendees. The Company has had numerous inquiries from existing and potential customers who have expressed much interest in the JS75L Low Flow valve since it was first conceived by Kelso.

On May 31, 2006, Kelso re-announced its Private Placement (originally announced in April 2006) increasing the amount from $250,000 to $375,000. On June 26, 2006 Kelso closed the first tranche of its Private Placement having deposited subscription funds totaling $257,240. This included $57,060 from two insiders of the Company.

During the months of June and July, the Company continued R&D and testing of its JS75 Low Flow Valve and began development on its JS165 Prototype. Development of these valves proceeded well and revised prototypes were flow tested in August 2006 at a specialized flow testing facility in Ohio.

Kelso sold additional small quantities of valves (in particular, valves to replace internal valves that would have required servicing) and was asked to and bid on future new build contracts and is following up on potential sales opportunities.

On September 11, 2006, Kelso announced the second and final closing of its Private Placement (announced on May 31, 2006) for a total raised of $271,420 in two tranches, including $57,060 from two insiders of the Company.

On September 13, the Company announced that its subsidiary had recently delivered a substantial quantity of stainless steel JS75 pressure relief valves for installation on new tank cars being built by one of the three largest tank car manufacturers in North America. This represented the balance of the new car build ordered that had been delayed by the tornado that hit the southern US during the spring of 2006 thereby delaying manufacturing of the tank cars.

On September 13, Kelso announced that it was granted a twenty year patent in South Korea for its "Tank Transport Pressure Relief Valve" thereby opening a door of opportunity to another Asian country.

On October 11 & 12, Kelso held several high level meetings at the Association of American Railroads Tank Car Committee (AAR) Meeting held in Kansas City, Missouri. Several major initiatives were discussed with existing and potential new accounts during these meetings.

On October 31, 2006, the resignation of Stephen L. Grossman became effective. His resignation, tendered for all positions of he held as a Director and Officer within Kelso Technologies Inc. and its wholly owned subsidiary, Kelso Technologies (U.S.A.) Inc., resulted in subsequent changes to the Company's personnel.

On November 2, 2006 William (Bill) E. Troy, a member of Kelso's Board of Directors, was appointed to the position of President of the Company's wholly owned subsidiary, Kelso Technologies (U.S.A.) Inc. at a compensation of $1.00 per year. Mr. Troy joined the Board of Directors in November of 2005, and has been instrumental in helping define the recent direction of the Company as it moves from a development stage company to a manufacturing and sales focused concern with a mandate to increase shareholder value.

On November 6, 2006 Kelso appointed Andrew R. Male to the Board of Directors. Mr. Male brings depth in public market finance & corporate governance to Kelso, as a director of three publicly-traded companies in the natural resource sector. He also serves as an officer, director or advisor to numerous private ventures in the structuring or start-up stage.

On November 6, 2006, Kelso announced the arrangement of a private placement in the amount of $100,000. A portion of the proceeds were specifically allocated to pursue and secure long term additional and substantial, growth capital that would restrict dilution and would be in shareholders' best interests.

On January 3, 2007, Kelso obtained, at its request, a management cease trade order to allow additional time for preparing its audited financial statements. The statements normally due December 29, 2006 could not be produced due to delays caused by a change in financial regulations affecting all companies. These changes required Kelso to separate its accounting from its auditing functions and locate and appoint new auditors who had insufficient time to produce the financials as a result of their office Christmas closure.

On January 11 & 12, 2007, Kelso's VP of Engineering, attended a specialized high flow testing facility in Colorado where tests were conducted on two new models of valves, a low flow design based on the

existing JS75 and a low flow JS165 pressure relief valve. The results were successful and Kelso is currently in the process of preparing applications to the AAR for approval and certification for testing, respectively. Kelso is also testing a third new design in January – a high flow version of its JS75 for future application to ethanol transport tan cars.

On January 24, 2007 Kelso increased its private placement from $100,000 to $450,000 due to higher than expected levels of interest shown by individual investors.

On February 1, 2007 Kelso reported that during its attendance at a four day Financial Forum and Trade Show in Toronto, several advancements were achieved in the implementation of the Company's strategic plan. Retail investor reaction to the Company's attendance and presentation at this forum was extremely positive.

On March 21, 2007, Kelso announced that it entered into Memorandum of Understanding with Virginia Sealing Products, Inc. of Hopewell, Virginia to assist with market awareness and customer relations activities leading to increased product and technology knowledge about Kelso's line of pressure relief valves within the Rail Transportation and Industrial marketplace.

On March 26, 2007, Kelso announced the appointment of James Frew to the position of Chairman of its newly constituted Rail Advisory Board. The new Rail Advisory Board will be comprised of rail industry executives and its prime mandate is to advise Kelso management as Kelso expands its product awareness, customer relations activities, and Marketing Plans. The Advisory Board will also provide guidance in the areas of industry specific strategic alliances, engineering and product development, personnel and potential partnerships and acquisitions.

On April 9, 2007, Kelso announced that international law firm, Brown Rudnick Berlack Israels LLP, agreed to act as outside counsel to the Company as it evaluates several proposals involving long-term corporate finance, European & Asian manufacturing and distribution, and a joint venture initiative. Kelso established a solid relationship with the London branch of Brown Rudnick that began in the fall of 2006 in concert with announcements by the Company of certain changes to its Board of Directors, Officers, and overall strategic plan.

On April 11, 2007 announced that it successfully negotiated the major terms of an agreement with Interbanc Limited (IBL) based in London, UK. As part of the negotiated terms, Interbanc has agreed to work closely with the Company in structuring debt financing, working capital financing and other specific debt and structured financing of potential manufacturing facilities for various regions in the world. The structured financing would also provide Kelso with the resources it requires to undertake an aggressive program of research and development of new products

On April 16-19, 2007, Kelso Management attended meetings in Galveston, Texas in conjunction with the Association of American Railroads Tank Car Committee (AAR) Meeting which is held each April and October. During the week, the Company met to discuss opportunities to augment its sales efforts working in conjunction with a significant, railway products supplier serving (primarily) the Gulf Coast area of the US where many chemical and petroleum shippers are located addition, Kelso met with a representative Mexico to further discussions regarding Latin American manufacture, licensing, and distribution of Kelso product.

On April 20, 2007, the Company announced that it had received funds-to-date totaling $253,866 and expressions of interest from potential investors for up to an additional $350,000. The Private Placement was therefore increased to 6,000,000 common shares for total proceeds of up to $600,000.

Kelso reported on April 25, 2007, reported that it progressed towards its goal of expanding sales as a result of meetings held in Houston, Texas with the Transportation Products Group of Piping &

Equipment, Inc. to discuss the terms of a working relationship with this significant, railway products supplier. Piping & Equipment, Inc. (P&E) has warehouses in Alabama, Florida, Louisiana and Texas. P&E is one of the United States' most respected industrial pipe, valve and fitting distributors. Its customer base includes Fortune 500 companies, contractors and manufacturers in a variety of fields. The working relationship enables P&E to represent and sell Kelso's pressure relief valve products to its large customer base on a non-exclusive basis.

On May 18, 2007, Kelso announced that it had received regulatory approval from the Association of American Railroads' (the "AAR") Tank Car Committee for two additional pressure relief valves for tank car applications: the JS75L (Low Flow) and the JS165L (Low Flow) which were designed to meet specific customers requirements in the transport of certain materials. The JS75L has a flow rate of 1,680 scfm (standard cubic feet per minute) and the JS165L has a flow rate of 3,445 scfm, whereas the original JS75 has a much higher flow rate of 20,571 scfm.

Kelso undertook to develop these new valves in order to capitalize on the growing requirement in the rail industry for pressure relief valves with these particular functionality profiles. The valves were developed from the Company's existing, patented designs of the initial JS75 due to that valve's superior functionality and efficiency. As a result, neither of these valves was required to undergo the two year service trial the AAR mandates for certain new products but were instead given approval following review of all the testing data. This was partly due to the overwhelming success of the initial JS75 two-year service trial.

On May 21 & 22, 2007, Kelso unveiled the new valves to attendees of the Bureau of Explosives Seminar and Trade Show held in Kansas City, Missouri. Kelso had a booth where it provided tear-down demonstrations of its valves and provided technical information to interested persons from various parts of the rail industry.

On June 18, 2007, The Company announced the closing of the first tranche of its Private Placement. The first tranche totalled $258,889.20, including $24,548.70 from two insiders of the Company.

On June 22, 2007, Kelso announced that the TSX Venture Exchange approved the Company's request to extend the expiry date of 2,714,200 share purchase warrants (the "Warrants") originally issued by the Corporation on June 26, 2007, July 12, 2007 and August 18, 2007 respectively pursuant to a private placement.

The Warrants expiry dates have been extended by one year to June 26, 2008, July 12, 2008 and August 18, 2008 respectively. Furthermore, the TSX Venture Exchange has agreed to the repricing of said Warrants from $0.15 cents to $0.125 per warrant.

Kelso Management has continued to work with its marketing partners and customers to supply technical/engineering information and provide quotes on its valves.

It has continued to market, sell and ship valves to various customers. While supplying its existing customers with ongoing shipments of replacement valves for existing rolling stock, it also concluded the sale of 32 valves to the largest rail tank car manufacturer in the US, Trinity Tank Car, Inc., has sold 10 new JS165L valves to Piping & Equipment, Inc. of Houston, Texas for delivery to one of its customers which has a local fleet of 150 cars which could utilize this valve as well as a total fleet approaching 6,000 cars that could use the low flow designs. The Company also prepared some valves for an in-house test by a large chemical manufacturer.

The Company continued to work with representatives from Mexico to finalize agreement on terms whereby the Mexican group would represent Kelso to its associates for the manufacture, marketing, sales and distribution of Kelso's technology within Central and South America.

The Company established international relationships in London, UK by retaining the prestigious law firm, Brown Rudnick Berlack Israels LLP and its financial advisor, Interbanc, to assist the Company with its future international growth and development. These strong and powerful relationships remain intact and Kelso intends to pursue further opportunities when it is deemed suitable.

On September 21, 2007, the Company converted outstanding debt to various creditors to common shares in the Company, thereby reducing the total Company debt by $297,544.02.

On October 10, 2007, Kelso announced that it had signed an agreement with Bufete Jurídico Guadarrama y Asociados, S.C., of Mexico City to promote the sale of Kelso valves and provide regional sourcing of business opportunities throughout Central & South America.

On October 16, 2007, Kelso announced that it had received AAR-approval of its JS75H high flow pressure relief valve designed mainly but not exclusively for the burgeoning ethanol market.

One of the most significant steps taken by Kelso Management was the successful hiring of former Midland Manufacturing President Neil E. Gambow to head up Kelso's sales, marketing and operations.

Mr. Gambow, based in Chicago, Illinois, became responsible for the leadership of Kelso Technologies (U.S.A.) Inc. This Company has been positioned by Kelso over the last two years as the sales, marketing and manufacturing operation for the parent Company. Mr. Gambow is headed up Kelso's main competitor, a fully integrated, stand-alone subsidiary of the Dover Corporation, a US-based Fortune 500 company. Midland produces valves and valve-related products for the North American Rail Tank Car market.

A results-oriented, hands-on manufacturing executive, Mr. Gambow is a strong leader experienced in managing and growing business enterprises to profitable levels. He is experienced in the preparation of effective strategic plans, building strong management teams, and in developing and maintaining excellent customer relationships at senior levels. He brings proven entrepreneurial leadership and keen communication skills which will enable Kelso to develop a roadmap for revenue growth, profit generation, performance excellence, customer satisfaction and shareholder value.

Kelso anticipates that the addition of Mr. Gambow coupled with current financing activities will result in significant growth and development of the Company in keeping with its Business Plan.

At the same time, the Company reported that it granted a total of 1,885,993 million incentive stock options to Consultants, Officers and Directors of the Company to provide key individuals with performance incentives as part of their agreements with Kelso Technologies Inc.

Kelso arranged a private placement, announced on December 19, 2007, for the purposes of funding some key short-term expenses for accounting, auditing and legal expenses. The Private Placement at $0.06 per share with a two year warrant attached, remains open as of writing.

The Company has been engaged in serious meetings and discussions regarding concluding a larger financing to address the Company's needs as it progresses through 2008 and 2009.

On January 9, 2008, the Company announced that trading in its stock was halting by the BCSC pending filing of the Companies audited annual financials for the period ending August 31, 2007. Those financials were promptly filed on January 29, 2008, along with the first quarter results for fiscal 2008, and the Company subsequently resumed trading on February 7, 2008 following BCSC approval of the audited financials.

Discussion of Operations, Financial Conditions and Milestones

Liquidity and Solvency

Kelso continues to seek operational capital through various equity structures including private placements, through debt and through sales of its products. At this early stage, the Company continues to operate in a working capital deficiency format. The Company is working now to establish Corporate Finance relationships that will lead to adequate funding of the Company's growth through 2008 and 2009. Kelso enjoys a large base of dedicated shareholders, approximately 1900, mostly in North America and some overseas.

Related Party Transactions

The following summarizes the Company's related party transactions for the period:

Automobile	$2,100
Consulting fees	$25,000
Legal	$12,921
Management fees	$60,000
Rent	$4,500
Research and development costs	$40,000

Included in accounts payable and accrued liabilities is $65,774 owing to related parties. These transactions are in the normal course of operations.

Included in loans payable are $52,337 to related parties. These transactions are in the normal course of operations.

Included in prepaid expenses are $500 to related parties. These transactions are in the normal course of operations.

Selected Quarterly Information:

	Feb 29, 2008	Nov 30, 2007	Aug 31, 2007	May 31, 2007	Feb 28, 2007	Nov 30, 2006	Aug 31, 2006	May 31, 2006	Feb 28, 2006
Revenues	12,356	1,111	35,414	13,122	5,843	73,499	11,957	68,798	20,206
Cost of sales and expenses	199,355	63,747	439,194	108,683	243,527	179,168	321,498	237,950	118,765
Net loss for the period	186,999	194,220	345,685	153,656	237,684	105,669	309,541	169,152	98,559
Number of common shares outstanding	60,751,177	60,751,177	55,792,109	53,112,762	53,112,762	53,112,762	53,112,762	50,398,562	50,277,137
Net loss per common share	.003	.003	.006	.003	.004	.0020	.0058	.0034	.0020

Selected Annual Information:

	Aug 31, 2007	Aug 31, 2006	Aug 31, 2005
Revenues:	127,878	100,961	Nil
Cost of Sales and Expenses:	970,572	783,785	753,324
Net loss for the period	842,694	682,824	753,324
Number of common shares outstanding	55,792,109	53,112,762	48,881,083
Net loss per common share	.0151	.0129	.0154
Total Assets	37,229	46,127	113,871

Subsequent Events

On February 4, 2008, the TSX Venture Exchange approved a private placement totaling $172,299.54, including $25,716.59 from three insiders of the Company. In addition, two of the subscribers came from within the rail industry totaling $18,393.

On April 7, 2008, Kelso achieved a very significant milestone in its evolution as a customer-driven, products solution company when it announced that it signed an agreement to acquire 100% rights to a new, innovative product for rail tank car application providing the Company with the potential to more than double its projected sales revenue since acquiring the Manway Cover System. The Patent is in effect until 2023.

On April 15, 2008, Kelso announced the first in what it expected to be a series of sales to new customers when it informed shareholders that it had received and was shipping an order for pressure relief valves to one of a world-leading producer of and tank car shipper of fertilizer chemicals. This order marked a significant step forward for Kelso in its goal to increase its customer base, sales and revenue. It further stated that Company representatives had met with 18 major shippers, lessors and tank car companies over the past several months and they, in total, had presented opportunities for purchasing between $580,000 and $850,000 of Kelso's innovative products over the period from now to the end of 2008.

On April 16 & 17, 2008, Kelso's Neil E. Gambow and Barry LaCroix are attending the Spring Association of American Railroads Tank Car Committee (AAR) Meeting today in Galveston, Texas where they had the opportunity to meet face-to-face with existing customers and also to speak with potential new customers.

Kelso booked a suite in order to accommodate the pressure relief valve display and also its newly-acquired, patented Manway Cover Securement System prototype viewed by a large number of people in attendance. The general consensus by attendees and customers alike is that Kelso's low cost of ownership design and external spring configuration provide solutions to many issues faced by shippers, tank car builders, and tank car owner/operators. In particular, the Manway Securement System received extremely a positive reception as it presents a key solution to some issues faced by the rail sector now using the current Manway units available to them.

On April 21, 2008, Kelso announced that it was preparing to ship 25 valves to a leading producer of chemicals with operations in along the Gulf Coast of Texas and New Mexico. This Kelso's customer interests include six of the 20 largest U.S. oil and gas fields and account for approximately one-third of the company's worldwide net production. It has international reach with operations in Argentina, Colombia, Libya, Oman, Qatar, Yemen and a number of locations in the United States.

Of particular note is that this order to a new customer marks a significant step forward for Kelso in its goal to increase its customer base, sales and revenue. The transaction was facilitated through the efforts of Piping & Equipment, Inc. (P&E) of Houston, Texas. P&E is one of Kelso's two marketing partners and has become very active in promoting Kelso's Technology to its customer base.

This is another example of the work that Kelso has been seeding over the past six months and Management is sure that this new customer will prove to be a repeat one due to the nature of the sales and product line benefits.

If you have any questions, please call Kelso at 604.878.7600 ext. 4 or toll free at 866.535.7685 ext. 4.

Kelso thanks you . . .

John L. Carswell
President & CEO
Kelso Technologies Inc.
April 29, 2008

KELSO TECHNOLOGIES INC.

(a development stage company)

Consolidated Financial Statements

February 29, 2008

(unaudited – prepared by management)

KELSO TECHNOLOGIES INC.
(a development stage company)

Index to Consolidated Financial Statements

February 29, 2008

(unaudited – prepared by management)

MANAGEMENT'S COMMENTS ON UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements of Kelso Technologies Inc., as at February 29, 2008 and for the three and six months ended February 29, 2008 and 2007 have been prepared by and are the responsibility of the Company's management. In accordance with National Instrument 51 – 102, the company discloses that its auditors have not reviewed the accompanying unaudited interim consolidated financial statements for the three and six months ended February 29, 2008.

KELSO TECHNOLOGIES INC.
(a development stage company)

Consolidated Balance Sheets

(unaudited – prepared by management)

	February 29, 2008	August 31, 2007
ASSETS		
Current		
Cash	$ 3,050	$ -
Accounts receivable	3,123	23,704
Goods and Services Tax receivable	9,893	4,935
Prepaid expenses	500	-
	$ 16,566	$ 28,639
Equipment	1,650	1,887
Intangible asset	3,361	6,703
	$ 21,577	$ 37,229
LIABILITIES		
Current:		
Bank indebtedness	$ -	$ 4,789
Accounts payable and accrued liabilities	347,954	213,885
Loans payable	52,337	40,198
	400,291	258,872
SHAREHOLDERS' DEFICIT		
Capital Stock		
Common shares	$ 8,522,757	$ 8,225,213
Obligation to issue shares	117,959	297,544
Contributed surplus	474,601	368,412
Deficit	(9,494,031)	(9,112,812)
	$ (378,714)	$ (221,643)
	$ 21,577	$ 37,229

APPROVED ON BEHALF OF THE BOARD:

"Andrew R. Male" Director

"John L. Carswell" Director

KELSO TECHNOLOGIES INC.
(a development stage company)

Consolidated Statements of Operations and Deficit

(unaudited – prepared by management)

	Three Months Ended February 29, 2008	Three Months Ended February 28, 2007	Six Months Ended February 29, 2008	Six Months Ended February 28, 2007
Revenue	$ 12,356	$ 5,843	$ 13,466	$ 79,342
Cost of sales	6	3,554	892	44,282
Gross profit	$ 12,350	$ 2,289	$ 12,574	$ 35,060
Expenses:				
Accounting and legal	$ 41,158	$ 3,285	$ 44,818	$ 10,027
Advertising	1,858	24,384	3,040	25,027
Amortization	1,790	172	3,580	346
Automobile	-	1,038	2,100	2,586
Bank charges and interest	600	396	1,369	1,227
Consulting and investor relations	92,410	10,538	99,860	12,101
Financing solicitation	-	30,421	-	53,296
License and fees	9,185	3,734	9,428	3,934
Management fees	-	643	-	37,362
Management salaries	30,135	31,465	60,135	61,465
Office and general	639	7,971	4,676	13,554
Rent	1,500	41	4,500	3,880
Telephone	1,614	1,518	4,205	2,775
Travel	3,528	6,584	9,567	13,764
	$ 184,417	$ 122,190	$ 247,278	$ 241,344
Loss before the undernoted	$ (172,067)	$ (119,901)	$ (234,704)	$ (206,284)
Interest income	72	328	122	653
Research and development costs	(15,004)	(38,036)	(40,448)	(60,202)
Stock based compensation	-	(80,039)	(106,189)	(77,484)
Net loss for the period	(186,999)	(237,648)	(381,219)	(343,317)
Deficit, beginning of period	(9,307,032)	(8,375,787)	(9,112,812)	(8,270,118)
Deficit, end of period	(9,494,031)	(8,613,435)	(9,494,031)	(8,613,435)
Basic and diluted loss per share	$ (0.003)	$ (0.004)	$ (0.006)	$ (0.006)
Weighted average number of shares	60,175,816	53,112,762	60,175,816	53,112,762

KELSO TECHNOLOGIES INC.

(a development stage company)

Consolidated Statements of Cash Flows

(unaudited – prepared by management)

	Three Months Ended February 29, 2008	Three Months Ended February 28, 2007	Six Months Ended February 29, 2008	Six Months Ended February 28, 2007
Operating activities				
Net loss for the period	$ (186,999)	$ (237,648)	$ (381,219)	$ (343,317)
Add (deduct) items not affecting cash				
Amortization	1,790	172	3,580	346
Stock-based compensation	-	80,039	106,189	77,484
	$ (185,209)	$ (157,437)	$ (271,450)	$ (265,487)
Changes in non-cash working capital				
Accounts receivable	(3,123)	(3,614)	20,580	990
Goods and services tax receivable	(4,567)	(3,806)	(4,958)	(4,296)
Prepaid expenses	1,577	(15,131)	(500)	(15,164)
Accounts payable and accrued liabilities	72,621	21,302	134,069	83,342
	66,508	(1,249)	149,191	64,872
	$ (118,701)	$ (158,686)	$ (122,259)	$ (200,615)
Financing activities				
Issuance of common shares	-	7	-	7
Advances from shareholders	750	11,698	12,139	11,698
Obligation to issue shares	117,959	43,000	117,959	143,000
	$ 118,709	$ 54,705	$ 130,098	$ 154,705
Increase (decrease) in cash during the period	8	(103,981)	7,839	(45,910)
Cash, beginning of period	3,042	88,555	(4,789)	30,484
Cash, end of period	$ 3,050	$ (15,426)	$ 3,050	$ (15,426)
Supplementary information:				
Interest paid	$	$ 396	$	$ 1,226
Income taxes paid	$ -	$ -	$ -	$ -

KELSO TECHNOLOGIES INC.
(a development stage company)

Notes to Consolidated Financial Statements

February 29, 2008

(unaudited – prepared by management)

1. NATURE OF OPERATIONS

The company is in the process of researching and developing various types of pressure relief valves.

These interim financial statements should be read in conjunction with the consolidated financial statements of the company's most recently completed year ended August 31, 2007. These statements do not include all disclosures required in annual consolidated financial statements but rather are prepared in accordance with recommendations for interim financial statements in conformity with Canadian generally accepted accounting principles. These statements follow the same accounting policies and methods of their application as those followed in the August 31, 2007 consolidated financial statements.

2. BASIS OF VALUATION

These consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business for the foreseeable future. The company's ability to meet its obligations as they fall due and to continue to operate as a going concern is dependent on the continued financial support of the creditors and the shareholders and ultimately, the attainment of profitable operations. Management's plan in this regard is to raise equity and debt financing as required.

3. EQUIPMENT AND INTANGIBLE ASSETS

				Net Carrying Amount	
	Cost	Accumulated Amortization		**February 29, 2008**	August 31, 2007
Office equipment	$ 10,956	$ 9,614		$ **1,342**	$ 1,490
Computer equipment	397	89		**308**	397
	$ 11,353	$ 9,703		$ **1,650**	$ 1,887

				Net Carrying Amount	
	Cost	Accumulated Amortization		**February 29, 2008**	August 31, 2007
Website	$ 13,406	$ 10,045		$ **3,361**	$ 6,703

KELSO TECHNOLOGIES INC.
(a development stage company)

Notes to Consolidated Financial Statements

February 29, 2008

(unaudited – prepared by management)

4. CAPITAL STOCK

Authorized:

100,000,000 Class "A" preference shares, without par value, non-cumulative, of which 5,000,000 are designated Class "A" convertible, voting, preference shares, Series I
100,000,000 common shares, without par value

Issued:

a) Common shares

	February 29, 2008		August 31, 2007	
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of period	**55,792,109**	**$ 8,225,213**	53,112,762	$ 7,962,649
Issued during the period:				
- for cash	-	-	2,588,892	249,900
- for exercise of share purchase warrants	-	-	90,455	12,664
- for settlement of debt	**4,959,068**	**297,544**	-	-
Balance, end of period	**60,751,177**	**$ 8,522,757**	55,792,109	$ 8,225,213

On July 25, 2007, the Company entered into agreements with three of its directors, the former President of its USA subsidiary and its primary legal counsel to settle debts owed to these individuals and their companies in exchange for common shares in the Company. On September 21, 2007, the Company issued 3,959,068 common shares in the Company and 1,000,000 units in exchange for $297,544 of debt. The units consisted of one common share and one non-transferable warrant to purchase an additional common share for a period of one year at a price of $0.10 per share.

KELSO TECHNOLOGIES INC.

(a development stage company)

Notes to Consolidated Financial Statements

February 29, 2008

(unaudited – prepared by management)

4. CAPITAL STOCK continued

b) Escrowed Shares:

Held in escrow are 281,250 (2007 – 393,750) common shares issued at $0.01 per share, which are being released from escrow at the rate of 7.5% (56,250) every six months. The shares (originally 750,000) were put into escrow during fiscal 2003 as a result of a transfer of shares between officers of the Company.

c) Stock Option Plan:

Options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of the grant. All stock options vested immediately. As at February 29, 2008, the Company had stock options outstanding to directors and employees for the purchase of up to 5,375,118 commons shares exercisable as follows:

Number of Shares	Exercise Price		Expiry Date
238,500	$	0.10	March 25, 2008
497,000	$	0.10	December 29, 2008
692,625	$	0.11	February 24, 2010
1,611,000	$	0.10	January 31, 2012
200,000	$	0.10	April 11, 2012
150,000	$	0.25	April 11, 2012
100,000	$	0.45	April 11, 2012
1,685,993	$	0.10	November 8, 2012
100,000	$	0.25	November 8, 2012
100,000	$	0.45	November 8, 2012

4. CAPITAL STOCK, continued

c) Stock Option Plan, continued:

A summary of the Company's stock options as at February 29, 2008 and changes for the period then ended are as follows:

	Number of shares	Weighted Average Exercise Price
Outstanding, August 31, 2006	4,436,000	$0.10
Granted	2,761,000	$0.12
Expired	(98,257)	$0.10
Cancelled	(2,398,743)	$0.10
Outstanding, August 31, 2007	4,700,000	$0.11
Granted	1,885,993	$0.13
Expired	(1,210,875)	$0.10
Cancelled	-	-
Outstanding, February 29, 2008	5,375,118	$0.12

Stock-Based Compensation:

During the period the company granted stock options of 1,885,993 (2006 – Nil) to directors, officers and consultants resulting in a stock-based compensation expense of $106,189 (2006 - $(2,555)).

The fair value of stock options is determined by the Black-Scholes Option Pricing Model with assumptions as follows:

	2007	2006
Risk-free interest rate	**4.05%**	4.50%
Estimated volatility	**97.9%**	73%
Expected life	**5 years**	5 years
Expected dividend yield	**0%**	0%

Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates.

4. CAPITAL STOCK, continued

d) Share Purchase Warrants:

As at February 29, 2008, the Company has share purchase warrants outstanding entitling the holders to acquire common shares as follows:

Exercise Price	Expiry Date	Outstanding August 31, 2007	Issued	Exercised	Expired	Outstanding February 29, 2008
$0.15	January 10, 2008	1,374,380	-	-	1,374,380	-
$0.125	June 26, 2008	2,472,400	-	-	-	2,472,400
$0.125	July 12, 2008	100,000	-	-	-	100,000
$0.125	August 18, 2008	141,800	-	-	-	141,800
$0.10	June 18, 2009	2,588,892	-	-	-	2,588,892
$0.10	September 21, 2009	-	1,000,000	-	-	1,000,000
		6,677,472	1,000,000	-	1,374,380	6,303,092

e) Contributed surplus

	February 29, 2008	August 31, 2007
Balance, beginning of year	**$ 368,412**	$ 138,909
Stock-based compensation	**106,189**	229,503
Balance, end of year	**$ 474,601**	$ 368,412

KELSO TECHNOLOGIES INC.
(a development stage company)

Notes to Consolidated Financial Statements

February 29, 2008

(unaudited – prepared by management)

5. COMMITMENT

By agreement dated November 12, 2007 the Company entered into a Consulting Agreement with a company to provide consulting services. The Company will pay the sum of USD$16,667 per month expiring December 31, 2012, 66% of basic health care and dental costs and a bonus payable by March 31, 2009 of 20% of the Consultant's annual compensation based on performance criteria for 2008 sales.

6. RELATED PARTY TRANSACTIONS

Related parties are directors and officers, companies controlled by the directors and officers, a company controlled by a former officer and a company whose principal is an officer of the company:

The following summarizes the company's related party transactions for the year:

		February 29, 2008		February 28, 2007
Consulting fees	$	**25,000**	$	-
Financing solicitation	$	-	$	53,296
Management fees	$	-	$	37,362
Management salaries	$	**60,000**	$	60,000
Research and development costs	$	**40,000**	$	51,854
Legal	$	**12,921**	$	2,977
Rent	$	**4,500**	$	3,880
Automobile	$	**2,100**	$	2,545

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Included in accounts payable and accrued liabilities are $65,774 (2007 - $180,552) to related parties.

Included in prepaid expenses are $500 (2007 - $15,469) expended to a related party.

Included in loans payable are $52,337 (2007 – $Nil) to related parties.

7. STATEMENT OF CASH FLOWS

Non-cash transactions are as follows:		**February 29, 2008**		February 28, 2007
Contributed surplus – stock-based compensation	$	**106,189**	$	2,555
Common shares issued for debt settlement	$	**297,544**	$	-
Obligation to issue shares	$	**117,959**	$	100,000

END

8. SUBSEQUENT EVENTS

Subsequent to February 29, 2008 the Company completed a private placement totaling $172,300 comprising of 2,871,659 units at a price of $0.06 per unit, each unit consisting of one common share plus one share purchase warrant. Each share purchase warrant will be exercisable at a price of $0.10 for a period of two years.

The Company paid finder's fees totaling $9,540.